UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Call notice for Special Shareholders’ Meeting - Approval of the corporate reorganization of the Company’s wholly-owned subsidiaries and controlled companies”, dated on June 11, 2013

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Special Shareholders’ Meeting
Call Notice

The shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to the Special Shareholders’ Meeting of the Company to be held at 11:00 a.m. on July 01, 2013, at the head-office of the Company, in the City of São Paulo, State of São Paulo, on Avenue Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, Cidade Monções District, in order to adopt resolutions, in regard to the relevant fact disclosed on June 11, 2013 (“Relevant Fact”), about the following agenda:

(a) to review and approve the Protocol and Instrument of Justification of Partial Spinoff of Telefônica Data S.A. (“TData”), with transfer of the spun-off net assets to the Company, entered into between the managements of TData and of the Company, the purpose of which is the partial spin-off of TData with transfer of the spun-off net assets to the Company;

(b) to become aware of and confirm the appointment by the Executive Officers of TData and of the Company of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., registered into the National Register of Legal Entities of the Ministry of Finance under nº 61.366.936/0001-25, responsible for the preparation of the appraisal report for TData’s net assets to be spun-off and transferred to the Company;

(c) to review and approve the appraisal report referred to in item (b) above;

(d) to approve the merger of TData’s spun-off net assets into the Company and the implementation thereof;

(e) to review and approve the Protocol and Instrument of Justification of Full Spin-off of Vivo S.A. (“Vivo”), with transfer of portions of the spun-off equity to the Company and to TData, entered into between the managements of Vivo, the Company and TData, the purpose of which is the full spin-off of Vivo with transfer of portions of the spun-off equity to the Company and to TData;

(f) to become aware of and confirm the appointment by the Executive Officers of Vivo, the Company and TData of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., responsible for the preparation of the appraisal report for the portions of Vivo’s net equity to be spun-off and transferred to the Company and to TData;

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Special Shareholders’ Meeting
Call Notice

(g) to review and approve the appraisal report referred to in item (f) above;

(h) to approve the merger of the portion of Vivo’s spun-off equity into the Company and the implementation thereof;

(i) to review and approve the Protocol and Instrument of Justification of Full Spin-off of A. Telecom S.A. (“A.Telecom”), with transfer of portions of the spun-off equity to the Company and to TData, entered into between the managements of A. Telecom, the Company and TData, the purpose of which is the full spin-off of A. Telecom with transfer of portions of the spun-off equity to the Company and to TData;

(j) to become aware of and confirm the appointment by the Executive Officers of A. Telecom, the Company and TData of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., responsible for the preparation of the appraisal report for the portions of A. Telecom’s net equity to be spun-off and transferred to the Company and to TData;

(k) to review and approve the appraisal report referred to in item (j) above;

(l) to approve the merger of the portion of A. Telecom’s spun-off equity into the Company and the implementation thereof;

(m) to review and approve the Protocol and Instrument of Justification of Merger of Telefônica Sistema de Televisão S.A. (“TST”) into the Company, entered into between the managements of the Company and of TST, the purpose of which is the merger of TST into the Company;

(n) to become aware of and confirm the appointment by the Executive Officers of the Company and of TST of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., responsible for the preparation of the appraisal report for TST’s net equity and of the Independent Auditors’ Report Reasonable Assurance on the Combined Accounting Information of TST, Ajato Telecomunicação Ltda. (“Ajato”), TVA Sul Paraná S.A. (“Sul Paraná”), Comercial Cabo TV São Paulo S.A. (“Cabo TV”), Lemontree Participações S.A. (“Lemontree”)and and GTR-T Participações e Empreendimentos S.A. (“GTR-T”), for purposes of merger of TST’s total equity (already considering the merger of the above mentioned companies into TST to occur on the same date of this meeting) into the Company;

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Special Shareholders’ Meeting
Call Notice

(o) to review and approve the appraisal report referred to in item (n) above;

(p) to approve the merger of TST into the Company and the implementation thereof;

(q) to review and approve the declaration provided for in article 3 of the prior consent Act of The National Telecommunications Agency – ANATEL, no. 3043, issued on May 27, 2013 and published in the Federal Official Gazette on 05.29.2013.

GENERAL INSTRUCTIONS:

(i) In accordance with article 12 of the Bylaws, only those shareholders whose shares are registered in their names, in the proper book, until seventy-two (72) hours before the date appointed for the respective Meeting shall be entitled to attend the Meeting and to vote therein.

(ii) In order to allow quick and efficient transaction of the business of the Meeting, pursuant to the provisions in paragraph 2 of article 12 of the Bylaws, the powers of attorney granted by shareholders for their representation at the Meeting shall be filed with the head-office of the Company, at Avenue Eng. Luiz Carlos Berrini, nº 1376, 28º floor, in the district of Cidade Monções, Capital of the State of São Paulo (telephone number: (011) 3430-3687), on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m., and by 11:00 a.m. of June 28 (Twenty-eight), 2013. Such powers of attorney shall provide for special powers and shall be enclosed with certified copies of the bylaws and of the corporate acts which evidence the representation of a corporate shareholder, as well as identity card and CPF (Individual Taxpayer Card) of the legal representatives, with investment funds being also required to submit a certified copy of their respective regulation. Documents drawn-up abroad in a foreign language must be certified by a local notary public and by the Brazilian consulate, translated into Portuguese and the translations must be recorded with the Registry Office of Deeds and Documents.

(iii) Individual shareholders shall be required to present their identity card and CPF.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Special Shareholders’ Meeting
Call Notice

(iv) Shareholders who are participants of the Fungible Custody of Registered Shares of the Stock Exchange shall be required to submit a statement evidencing their respective equity interest, which statement shall be issued by the custodian entity as from and including June 28, 2013.

(v) Documents related to the agenda of the meeting shall be available to the shareholders at the head-office of the Company, and may be accessed from the Internet webpage of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), of the BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros (www.bmfbovespa.com.br) and from the Company’s website (www.telefonica.com.br/ir).

Warning in compliance with the rules of the Securities and Exchange Commission, or SEC: This Call Notice is only an information disclosed by the Company to its shareholders in relation to actions to be taken by their shareholders at the Special Shareholders’ Meeting and is not an offer document nor does it constitute an offer to sell or a request for an offer to purchase any securities or a request for any vote or approval whatsoever.

São Paulo, June 11, 2013.

__________________________________
Antonio Carlos Valente da Silva
Chairman of the Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	June 11th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director